SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

American Community Property Trust
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02520N106
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2000
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP Number:  02520N106
Page 24 of 20

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chap-Cap Partners, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  295,600

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  295,600

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  295,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.7%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chapman Capital L.L.C., a Delaware Limited Liability Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  295,600

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  295,600

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  295,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.7%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  2000

8        SHARED VOTING POWER
                  295,600

9.       SOLE DISPOSITIVE POWER
                  2000

10.      SHARED DISPOSITIVE POWER
                  295,600

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  297,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.7%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer

         This statement relates to the common stock (the "Common Stock") of American Community Properties Trust (the "Issuer"). The Issuer's principal executive office is located at 222 Smallwood Village Center, St. Charles, MD 20602.

ITEM 2.  Identity and Background

     (a)-(c) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr. (collectively, the "Reporting Persons"). Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Robert L. Chapman, Jr.'s present principal occupation is serving as Managing Member of Chapman Capital. Chapman Capital and Robert L. Chapman, Jr. each expressly disclaims equitable ownership of and pecuniary interest in any Common Stock held by Chap-Cap.

     Chap-Cap, Chapman Capital and Robert L. Chapman, Jr.'s business address is Citicorp Center, 23rd Floor, 725 S. Figueroa Street, Los Angeles, California 90017.

         (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Robert L. Chapman, Jr. is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration

The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $1,327,320.00

ITEM 4.  Purpose of Transaction


         The Reporting Persons acquired the Common Stock beneficially owned by them in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

         The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

         Robert L. Chapman Jr. has spoken extensively with management of the Issuer regarding the possibility of, or seeking to influence the management of the Issuer with respect to, business strategies, recapitalizations, sales of assets, negotiated or open-market stock repurchases or other extraordinary corporate transactions. In particular, Mr. Chapman has demanded the full liquidation of the Issuer's assets, which, after the repayment of all liabilities associated with the Issuer and its assets, Mr. Chapman believes would result in residual liquidation value to common shareholders estimated at $25 per share. Such estimate of residual value is based on an appraisal conducted by Robert A. Stanger & Company in association with the Issuer's spinoff from Interstate General Company L.P. in October 1998. It is Mr. Chapman's belief that since the time of such appraisal, the Issuer's assets have, as a whole, appreciated significantly based on the development and positive investment environment for those assets.

         The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that the Reporting Persons will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

         Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.


ITEM 5.  Interest in Securities of the Issuer

         (a) Together, the Reporting Persons beneficially own a total of 297,600 shares of Common Stock constituting 5.7% of all of the outstanding shares of Common Stock.

         (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, 295,600 shares of Common Stock beneficially owned by them. Mr. Chapman has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 2000 shares of Common Stock owned by him directly.

         (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

                                                  Approximate Price
                                                   per Share
                            Amount of             inclusive of
Date        Security     Shares Bought            commissions)

03/31/00    Common            10,000                  $4.77
04/13/00    Common               200                  $4.15
04/14/00    Common             4,800                  $4.04
04/17/00    Common             3,200                  $4.04

         The above transactions were effected by the Reporting Persons on the American Stock Exchange.

         Other than the transactions described above, no other transactions with respect to the Common Stock which were not previously reported were effected by the Reporting Persons during the past sixty (60) days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits

         Exhibit A - Joint Filing Agreement

         Exhibit B - Letter from Chapman Capital L.L.C. to Issuer dated April 19, 2000

         Exhibit C - Press Release from Chapman Capital L.L.C. dated April 19, 2000

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  April 19, 2000


                                            CHAP-CAP PARTNERS, L.P.

                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By:          /s/
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By:          /s/
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                                      /s/
                                                     Robert L. Chapman, Jr.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of American Community Property Trust dated April 19, 2000, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  March 30, 2000

                                            CHAP-CAP PARTNERS, L.P.

                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By:          /s/
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By:          /s/
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                                     /s/
                                               Robert L. Chapman, Jr.

                                [OBJECT OMITTED]



Robert L. Chapman, Jr.
Managing Member

                                                          April 19, 2000


Mr. Edwin L. Kelly
President
American Community Properties Trust
222 Smallwood Village Center
St. Charles, MD  20602
Phone:  (301) 843-8600 x 5223

Via Airborne Express:  Airbill Number 8218304021

Dear Mr. Kelly,

     Having read your April 13, 2000 response (the "April Letter") to my March 30, 2000 letter (the "March Letter") to your senior executive Mr. J. Michael Wilson (attached below), I remain astounded by the absolute void of market sensitivity and managerial creativity that appears to dominate ACPT's "leadership." It would appear that my highly-detailed correspondence to your boss was inadequate in permeating the hardened minds that seem to confine strategic planning at the company. This letter, therefore, is intended to apply a sharper tool to, and more clearly define, the process of how to maximize shareholder value (in any economy) by selling real assets in the private market where the Old Economy still reigns supreme. If properly managed from a tax standpoint, it is estimated that each ACPT share is worth as much as $25 to a private market buyer of the company's assets.

     Your April Letter acknowledges that the "capital markets have not given due regard to the intrinsic value of ACPT's assets." However, typical of your deportment since I became involved in ACPT, you attempt to distance yourself from blame in the "New Economy Asylum" by claiming that "many real estate companies and other traditional businesses and their investors share the same complaint." However, what you apparently didn't grasp in my March Letter was the citation of two of many examples (Baker, Fentress & Company (NYSE: BKF) and Corporate Renaissance Group (NASDAQ: CREN)) where management has taken proactive measures to deliver the intrinsic value of their companies' assets to the owners of those assets -- their shareholders. In yet another effort to elucidate the solution to the intrinsic value conundrum, I will strike closer to home by giving you another example of proactive NAV-gap closing by one of your real estate peers, TrizecHahn Corp.

     On March 27, 2000, TrizecHahn Corp., one of North America's largest real estate owners (public or private), announced that it had agreed to sell the majority of its Canadian office portfolio and various U.S. office buildings for approximately $2.9 billion (approximately a third of its property assets). TrizecHahn will re-invest the proceeds in a two-track plan to "create value for its shareholders," which includes a $500 million share re-purchase program (~ 20% of the total outstanding) and "new investments in technology initiatives related  to  its  real  estate  assets."  TrizecHahn  President  and  COO  (your counterpart at the company) Greg Wilkins stated, "At these prices, one of the most effective uses of our cash - that offers compelling returns - is to buy back our own shares .... It's been very  frustrating to watch the performance of the company do so well while the stock has not created shareholder value." The second track of TrizecHahn's strategy builds on "opportunities in real estate-related new economy ventures made possible by the technology revolution."

     Like ACPT and its shareholders, TrizecHahn was frustrated with the weak valuations placed on real estate related stocks. In its case, the market had placed an estimated 40% discount to Net Asset Value (NAV) on its shares (source:
Lehman Brothers Inc.), taking its stock down 7% since the time of ACPT's spinoff from IGC. If such a decline and resultant discount served as the catalyst for the enormous undertaking by TrizecHahn described above, then how can ACPT defend its "status quo" policy when its shares have fallen over 40% to an estimated 85% discount to NAV over the same period? What exactly is it going to take for you to realize that "continuing [your] strategy" is a prescription for ACPT's continued depreciation in the public market? This is not solely Chapman
Capital's opinion -- the stock market's vote over the last two years clearly shows your "long term strategy" has lost by a landslide.

     TrizecHahn was formed by Chairman Peter Munk in the mid -1990s around the same time as ACPT was conceptualized by Mr. Jim Wilson (Michael Wilson's father). However, it appears this is where the similarities between the two real estate operators ends, as Mr. Munk has evolved from one who eschewed high-technology investments to an executive who has learned to embrace them:
Munk -- "We've got to be in this New Economy ... It's not a passing fad. We have to adapt to what's going on. We have to marry the Old Economy with the New." (source: Wall Street Journal, March 27, 2000). By comparison, you wrote in your April Letter that while you and your co-trustees "have considered various proposals [Chapman Capital has] made to [management] such as [its] recent recommendation that ACPT invest in high tech companies" ... you do not "believe it is in the interest of ACPT's shareholders to invest in businesses in which we have neither experience nor special knowledge."

     By summarily rejecting a similar strategic plan as those of leading real estate peers, are you saying that ACPT cannot find any value creation from a similar approach to its interest in 2,246 domestic and 2,653 Puerto Rican rental units? As the President of ACPT, are you telling your shareholders that you see no creative synergies between technology and the 4,700 acres for residential, commercial and industrial use in the master planned communities of St. Charles, Maryland and Parque Escorial, Puerto Rico? What exactly have you and your co-trustees actually done to explore this kind of opportunity upon which your competitors have been capitalizing with an accelerating pace? The shareholders of ACPT who have contacted me since our original 13D filing are all curious as to existence (if any) of creative strategies being employed by our elected trustees.

     It appears that your rigid operation of ACPT has precluded you from understanding the very nature of my suggestions relating to technology initiatives. You are well aware that I have never made a foolish, unguided recommendation that ACPT invest in high tech companies, as that is the purview of intelligent, hard-working managers specializing in that class of asset management. Rather, my suggestion was that ACPT take an approach similar to that of Reckson Associates Realty Corporation in their June 1998 spinoff of Reckson Service Industries (now Frontline Capital Group), which began by developing and managing a network of "B2B" technology businesses related to the real estate sector. This particular restructuring caused their stock to appreciate from $2 3/4 at the time of the spinoff to a high of $68 per share a year and a half later. In the case of TrizecHahn, it ventured into the "New Economy" last year with the acquisition of a small interest in Allied Riser Communications Corp., which provides Internet and telephone networks to TrizecHahn's U.S. office properties, and a small stake in Onsite Access, a communications provider to various real estate locations. In last month's announcement of its new technology initiatives, Messrs. Munk and Wilkins said the technology investments will "take advantage of the fact that our corporate tenants, concentrated in upscale city centers, are an ideal purchasing group for any e-company, whether in the business-to-business or business-to-consumer area."


     Finally,   I  must  explicitly   reprove  and  rectify  several   egregious
mischaracterizations in your April Letter:

1. You claimed that "without attempting a point-by-point rebuttal, much of the criticism levied in [my] letter is either misinformed or misdirected." While terribly convenient for you to forgo such an "attempt," I demand that you cite any evidence that a single point of my criticism is misinformed or misdirected. Given the paucity of academic and professional achievement listed for Mr. J. Michael Wilson in the Restructuring Proxy, I challenge you to show me any evidence that his selection as CEO of ACPT would have occurred if he were not IGC founder Jim Wilson's son (please include the list of candidates considered for the position following the trustees' thorough executive search among the hundreds of qualified real estate veterans available for hire). Michael Wilson had no reported experience as the head of a publicly-traded company since his graduation from the prestigious Manhattan College in the Bronx, as compared to dozens of alternative candidates for the job. Nepotism is the only explanation I can find for his appointment as CEO of a company whose shares have fallen by almost half under his leadership. Once again, if you can exhibit a thorough search process that led to his selection, I will publicly-apologize for my error of opinion. Yet, I am confident that your indignant refusal to rebut my critical claims is nothing more than a weak attempt to hide the inability to do so. Since your opinion of my commentary apparently is strong enough to merit attention in your April Letter, I strongly encourage you to justify your position and prove me wrong.

2) Chap-Cap Partners, L.P.'s sizable purchase of shares in ACPT is in no way a reflection of my level of satisfaction with the company's management. Rather, it is the result of my belief that (for example) even a relatively-inexperienced scion, the beneficiary of nepotistic abetment, while assisted by sycophants and obsequious coat-tail riders, can create value at a public company trading at an estimated 85% discount to "intrinsic value". Given Mr. Wilson's performance to date, he appears to be working hard at proving my thesis an overestimation of his abilities. Thus, my fund's increase in its stake is not in the least "curiously inconsistent with that of a dissatisfied investor." Once again, let me make this point clear: I believe that management of ACPT is horrific, pathetic and certifiably inept.

3) I have never suggested that ACPT purchase MY shares at a premium over market. Instead, I responded to Mr. Michael Wilson's retort that I should sell my shares if unhappy with the investment (advice which, if it has been given to the many dissatisfied public partners of Mr. Wilson, would help explain the stock's depressed valuation) by suggesting that he make a premium offer to all shareholders for their shares. Subject to the bid price reflecting the fair value of the equity, I continue to believe that Chap-Cap Partners would be an enthusiastic participant in such an offer.

     4) Your claim that I made "threats to take certain actions to embarrass [you] personally and others at ACPT if [you] do not accede to [my] demands" is a flagrant mischaracterization of my comments. My dialog included a promise that "you and the Wilsons will eventually be exposed for your underperformance and poor treatment of your shareholders and this will be an embarrassment." Apparently, you have settled comfortably into a professional life where the loss of almost half of your shareholders' investment to market depreciation is of little consequence (blame the New Economy), personal humiliation or self diminishment. I, on the other hand, believe such performance would drive me to hara-kiri as I consider my fiduciary duty to maximize my investors' wealth to be the raison d' etre of MY professional life.

     In conclusion, the management team in place is implementing a long-term strategy that IS NOT WORKING. If you understood, even slightly, that your job is not to develop real estate but to build shareholder value in the public markets through real-estate related development, this would be patently obvious to you. Instead, your response, like all those that preceded it, confirms every fear I have about the Wilson family's role in the tragic underperformance of this asset-rich enterprise. Like TrizecHahn and others in the "Old Economy," selling assets to the private market rather than waiting for the public market to realize the estimated $25/share in intrinsic value is the only viable option. Thus, on behalf of the public shareholders of ACPT, I demand that you begin an orderly liquidation of the company immediately.

     In the meantime, I can assure you that Chapman Capital is not going away. Until you understand and implement a strategy that will deliver the shareholder appreciation owed to your public partners in ACPT, Chapman Capital L.L.C. will continue to express its views for the benefit of all shareholders. As far as the Wilson family is concerned, I feel confident that Michael Wilson's father can keep him gainfully employed by appointing him to a senior position in another family company such as IGC or Equus Gaming.

                                                          Very truly yours,
                                                          Robert L. Chapman, Jr.



cc:  Bessemer Partners (John MacDonald)
     Third Point Partners (Daniel Loeb)

                                                          [OBJECT OMITTED]



Robert L. Chapman, Jr.
Managing Member



                                                          March 30, 2000



Mr. J. Michael Wilson
Chairman, CEO
American Community Properties Trust
222 Smallwood Village Center                                  COPY
St. Charles, MD  20602
Phone:  (301) 870-6632

Via Airborne Express:  Airbill Number 8218303623

Dear Mr. Wilson,

     Over the past several years, Chapman Capital L.L.C., as general partner of Chap-Cap Partners, L.P., has invested more capital into the shares of American Community Properties Trust (ACPT) than any other shareholder. Despite the fact that ACPT's predecessor Interstate General Company L.P. was (and continues to be) headed by your father who at the time of our original investment was a four-count convicted felon (by a jury of his peers after only 15 hours of deliberation in a U.S. District Court, under Section 404 of the federal Clean Water Act violations that landed him an un-served 21-month prison sentence), I included your family's ownership position and apparent efforts to increase shareholder value among the valid reasons to invest in a highly-undervalued microcap company. Unfortunately, it now appears that the restructuring's true motive may have been aimed at promoting Wilson family nepotism and furthering lucrative related-party transactions mentioned in your SEC filings.

     Specifically, on December 19, 1996 IGC announced that its effective Board of Directors had "determined to pursue the development and implementation of a plan to restructure the publicly-traded partnership in order to enhance Unitholder value." The plan called for "placing the company's multi-family apartment assets into a publicly traded Real Estate Investment Trust (REIT) where their value can be more clearly evaluated, and disposing of land development assets that require substantial additional capital investment, which IGC found difficult to obtain." IGC CEO Jim Wilson proclaimed at the time "The Board's purpose in approving this plan is to enhance Unitholder value as quickly as possible. It is clear that our assets are being undervalued by the market in our current structure." The 1998 Restructuring proxy statement further encouraged Unitholders that "management of IGC and ACPT believe that the combined trading price of the Common Shares and the IGC Units after the Distribution will exceed the trading price of the IGC Units prior the Distribution."

     Almost two and one half years later, "Unitholders" owning IGC and its spinoff APCT are left with anything but "enhanced" value. In fact, the combined value of our investment has fallen by approximately 40% since your forecast of an appreciation in blended value (cited above). Moreover, all IGC holders unfortunate enough to have maintained their positions in the Equus Gaming spinoff have lost close to 80% of their investment. Between ACPT's failed efforts to raise $35 million in convertible preferred shares and its July 2, 1999 announcement that its American Rental Properties subsidiary will not be eligible for REIT tax status prior to 2004, management's "work" seems to be compounding strategic blunder on Wilson-family plunder. Indeed, it seems that the only group earning any positive return from their association with IGC-related entities are the Wilson family and closely-associated parties.

     You have continually claimed to be taking steps to make ACPT more attractive to institutional investors. The 1998 Restructuring proxy statement predicted that "enlarging the group of potential investors for ACPT Common Shares should produce a more liquid market than currently exists for IGC Units." Later in your July 2, 1999 mea culpa disclosure of REIT status disqualification, you stated "the primary purpose of the 1998 restructuring that led to ACPT's formation was to create an investment vehicle ... eligible for investments by pension trusts and mutual funds."

     Yet, as your largest non-Wilson family partner in ACPT, Chapman Capital L.L.C.'s Chap-Cap Partners, L.P. can definitively label your behavior as "investor-unfriendly." Our group has recorded time lapses of as long as one year of delay in return phone calls from you, even after daily follow-up messages were left with your secretary. Recently, ACPT president Edwin Kelly (who is being paid $275,000 per year by ACPT's shareholders) has joined the obstruction parade, returning our three-phone messages-per-day efforts only after an outrageous three-week delay. Another large ACPT shareholder, Leeward Investments, has informed us that it too is highly dissatisfied with your performance and lack of communication. Making matters even more suspicious, we have been informed by numerous prospective institutional investors that their calls to management have never been returned. How do you expect to grow institutional interest in ACPT while maintaining this kind of irresponsive and insulting behavior towards Wall Street and the other institutional investors you claim to be courting? Could it be that your true motive is too tacitly dissuade institutional demand for ACPT shares so that the Wilson family can attempt a low-ball, single-digit per share buyout offer for the public shares at some point in the future?

      In addition to the above "radio silence" with Wall Street, non-Wilson family executive departures at IGC have also troubled existing and prospective investors in ACPT for some time. Starting with the June 18, 1996 departure of IGC COO Gregory Kreizenbeck and CFO John Hans soon thereafter, the Wilson family has developed an alarming pattern of executive turnover. In January 1998, Jorge Colon Nevares resigned as a director of IGMC, being replaced by Thomas Shafer (who earns $30,000 per year in consulting fees). Recently, we discovered that Benjamin Poole, who is listed as CFO of IGC in its documents and public filings (and who your administrative staff continues to claim is active in that position), is in fact no longer an officer at IGC and instead has been working as an independent consultant out of his home as of mid-March. In summary, to your credit IGC has lost two CFOs, a COO and a key director over the past several years, further damaging IGC and affiliate ACPT's reputation.

     In the 1998 Restructuring, non-REIT qualifying assets (primarily undeveloped land) were acquired by "Wilson family entities". Chapman Capital now questions whether those transactions were in fact arms length, and exactly what kind of auction process was utilized to ensure that IGC and APCT holders received the highest price available in the market at the time of sale. IGC's partnership agreement required that all transactions between IGC and the Wilson family be supported by asset appraisals, yet we have not been able to find evidence that such transactions were supported by an auction-style sale process. Chapman Capital would also be interested in obtaining details of your personal involvement in the June 30, 1997 purchase of 374 acres from ACPP for $3,000,000.00 (requiring you to provide a mere 20% down payment) and your personal involvement in the April 1, 1996 purchase of a note receivable for $1,279,000 from ACPP.

     In addition, Chapman Capital is interested in discovering the composition of the > $4.5 million in "general and administrative" expenses (based on the most recent Form 10-Q filing for the nine months ending September 30, 1999), an amount which consumed two-thirds of APCT's rental property revenues in the third quarter. At best this enormous cash outflow represents egregious inefficiencies in managing the company (particularly in collecting management fees and notes receivable), precluding the required distribution to shareholders of 45% of taxable income as so little , if any, income remains. In fact, I am confident that your public shareholders would be very interested to see exactly how many APCT dollars are flowing into the hands of Wilson family entities, whether labeled as incentive fees, $500,000 in consulting fees to your father, management fees, distributions from unconsolidated partnerships, cost of sales-community development, purchases of minority interests or any other category of related-party transactions. Your shareholders have a legal right to such information, and given your father's background with the legal system and ACPT's never-ending water/sewer litigation with Charles County, I am confident your father would feel at-home in a scenario where those facts underwent discovery.

In association with the 1998 Restructuring of IGC (and creation of ACPT), an appraisal of ACPT's assets was commissioned. By the company's own calculation, as of December 31, 1996 the Net Asset Value (NAV) per share of ACPT was estimated to be just under $21.00, or almost 6 x the current stock market price of ACPT's shares (American Stock Exchange, 3/30/2000 price of $3 5/8 per share). Since those appraisals by Robert F. McCloskey Associates (LDA's Parque Escorial's saleable land, representing less than 50% of its total acreage, at $35.9 MM in 12/1996; Canovanas at $6.1 MM as of 6/1995), Smail Associates (Smallwood, Westlake Village, Wooded Glen, and Piney Reach in St. Charles at $40.4 MM as of 12/1996), James B. Hooper, P.A. (Fairway Village in St. Charles at $23.2 MM as of 5-10/1997), and by various parties for American Housing, American Management and other interests, the real estate market in ACPT's areas of concentration have been vibrant. Appreciation of 5-10% per year on average could be considered conservative given the rate of real estate inflation experienced nationwide since the mid 1990s. Based on the initial appraisals plus appreciation thereon, Chapman Capital estimates an appraisal conducted today would assign a NAV of over $25 per ACPT share as of year end 1999.

     To escape any accusation that this letter offers much criticism without proffering a solution, I will address that area now. ACPT is a partnership whose structure is similar to a closed-end real estate fund. On Wall Street, when individuals who understand their fiduciary duties manage this type of fund, either major repurchase programs are instituted (which by definition accrete to NAV/share) or a full liquidation is instituted. Recently, both Baker, Fentress & Company (NYSE: BKF) and Corporate Renaissance Group (NASDAQ: CREN) adopted and executed plans to increase shareholder value by selling substantially their entire portfolios of investments and distributing the net proceeds to shareholders. James Gorter, the highly-regarded chairman of the board of BKF, said, "For some time, the board of directors has been concerned about the persistent, large discount at which Baker Fentress shares have traded in the market. After thoughtful deliberation over several months, the board has concluded that the proposed plan is the best way to maximize returns to our shareholders. The distribution of cash from the liquidation of the Company's publicly-traded portfolio will allow shareholders to reinvest the proceeds in other investment alternatives ...".

     A partial or full liquidation of ACPT is clearly the most efficacious means to maximizing shareholder value, or at a minimum dramatically narrowing the 85% discount to estimated NAV/share. The U.S. and Puerto Rican real estate arenas are clearly "seller's markets," allowing a restructuring involving the sale of the company's appreciated properties to pay reduce debt and to pay shareholders a special dividend immediately thereafter. At this point, APCT is not paying consistent dividends of any kind reflecting realized gains on its assets, and its shareholders outside of the Wilson family are not on the company payroll or consulting-fee gravy train. Thus, the only reward we can receive is through the common shares' appreciation, a responsibility entrusted to the executive management team that has failed to accomplish it. Unfortunately, you shirked your responsibility and betrayed our trust by failing to achieve any reasonable share price appreciation for several years now.

     Chapman Capital L.L.C. seriously questions the integrity and dedication to shareholder interests of the Wilson family. While the proxy statement for the 1998 Restructuring warned that "members of the Wilson family will be able to exert substantial control over votes on matters affecting ACPT ... [which] is subject to other conflicts of interest arising out its relationships with ... members of management and their affiliates," never in our worst nightmares did we envision the extent to which "certain decisions by these parties may have an adverse effect on the interests of shareholders." If the Trustees desire to continue running ACPT as a real-life version of Monopoly whereby a 32-year old graduate of Manhattan College in the Bronx and former bank loan administrator is named CEO by his father, then I strongly suggest you take the company private, wherein undeserved, nepotistic practices are not scrutinized.

     ACPT's stated business objective is "to maximize Shareholder value by investing, holding and developing assets that will generate cash for distribution to Shareholders." Having received a grand total of 5c in distributions since the 1998 Restructuring, it is fair to say that you have failed in accomplishing this objective. Chapman Capital is perplexed by your cognitive dissonance relating to losing REIT status as well: the 1998 Restructuring proxy statement noted "Treatment of American Rental as an association taxable as a corporation ... would have a significant adverse effect on the value of the Common Shares," whereas you claimed on July 2, 1999 that "American Rental's inability to comply with REIT requirements will not have a material effect on ACPT's financial condition." While Leeward's Mr. Von der
Porten appears willing to passively subject his investors to significantly underperforming investments like that of ACPT, Chapman Capital will not idly stand by and watch the Wilsons treat ACPT like a private family company. As ACPT is essentially a partnership, Chap-Cap Partners are your partners, and until such time as that is no longer the case, we demand that the Board of Trustees take actions to compel you to treat them as such.

                                                          Very truly yours,

                                                          Robert L. Chapman, Jr.

                                [OBJECT OMITTED]

                                  PRESS RELEASE

                    CHAPMAN CAPITAL DEMANDS ACPT $25/SHARE LIQUIDATION


     LOS ANGELES, CA. - ST. CHARLES, MD. APRIL 19, 2000 ... Chapman Capital L.L.C. announced today that it has sent its second letter to American Community Property Trust (AMEX: APO), demanding that the company re-evaluate Chapman Capital's $25 per share liquidation proposal.


     In discussing the proposals, Robert L. Chapman, Jr., Managing Member of Chapman Capital said "I remain astounded by the absolute void of market sensitivity and managerial creativity that appears to dominate ACPT's `leadership.' Typical of your deportment since I became involved in ACPT, you attempt to distance yourself from blame in the `New Economy Asylum.' This letter is intended to apply a sharper tool to, and more clearly define, the process of how to maximize shareholder value (in any economy) by selling real assets in the private market where the Old Economy still reigns supreme." Chapman Capital, which has encouraged ACPT to consider the liquidation of its net assets (which the company itself valued itself at approximately $21 per share in 1996 before the real estate market materially appreciated), received a letter from ACPT President Mr. Kelly dated April 13, 2000 rejecting Chapman Capital's liquidation and other proposals.


     In today's letter to ACPT, Mr. Chapman concluded: "The management team in place is implementing a long-term strategy that IS NOT WORKING. If you understood, even slightly, that your job is not to develop real estate but to build shareholder value in the public markets through real-estate related development, this would be patently obvious to you. Instead, your response, like all those that preceded it, confirms every fear I have about the Wilson family's role in the tragic underperformance of this asset-rich enterprise. Like TrizecHahn and others in the "Old Economy," selling assets to the private market rather than waiting for the public market to realize the estimated $25/share in intrinsic value is the only viable option. Thus, on behalf of the public shareholders of ACPT, I demand that you begin an orderly liquidation of the company immediately."


     Chapman Capital L.L.C. is an investment advisor specializing in small capitalization reorganizations and turnarounds. The company is General Partner of Chap-Cap Partners, L.P., a Delaware limited partnership that is the largest non Wilson-family shareholder in American Community Properties Trust.


     The full text of Chap-Cap Partners, L.P.'s communications with ACPT can be found as exhibits to its 13-D filings with the Securities and Exchange Commission. For those interested parties with Internet access, it is recommended that one access the S.E.C.'s EDGAR system through the website http://www.freeedgar.com and then enter in the second search box the Ticker Symbol "APO". Then, to access the two separate13-D filings from March 31 and April 19, 2000, click on the "VIEW FILINGS" link under the symbol "APO" and click the "Body: (Entire Filing)" link under "Table of Contents" in the left panel.

Contact:

Robert L. Chapman, Jr.
Managing Member
(213) 895-4172
------------------------------------------- END --------------------------------